DYNAMIC VARIABLE LIFE I

SINGLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
ReliaStar Life Insurance Company
and its
ReliaStar United Services Variable Life Separate Account I

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your Prospectus dated May 1, 1994, ad subsequent supplements thereto. Please read it carefully and keep it with your Prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
FUND NAME CHANGES

Effective May 1, 2009, certain of the Funds available through the ReliaStar United Services Variable Life Separate Account I (the "Separate Account") will change their names as follows:

Former Fund Name	Current Fund Name
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio

INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH
THE SEPARATE ACCOUNT

The following Funds are available through the Separate Account:

- ING Balanced Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Liquid Assets Portfolio (Class I)

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through the Policy. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting the Company at its:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050